FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Dividend Reinvestment Plan – Letter to Shareholders"

Released: 2 October 2007

Pages: 11
(including this page)

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

2 October 2007

Company Announcements Office
Australian Securities Exchange Limited
Exchange Centre
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Documents sent to Shareholders

In accordance with ASX Listing Rule 3.17, attached are documents which will be sent to shareholders in relation to amendments to the Dividend Reinvestment Plan announced to the ASX on 24 September 2007.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP

2 October 2007

Dear Shareholder,

Changes to the Dividend Reinvestment Plan

The Foster's Group Limited Board of Directors has resolved to amend the Dividend Reinvestment Plan (**DRP**) for the purposes of improving the administration of the DRP and providing greater flexibility in determining the most appropriate way to satisfy the share entitlements of participating members, having regard to the Company's capital management requirements from time to time.

Please note the amendments are effective from 4 November 2007 and will apply to the next dividend payment (which is the interim dividend expected to be declared in February 2008 and payable in April 2008).

The key amendments to the DRP are as follows:

- **Issue or transfer of shares:** The DRP has been amended to permit the Directors to satisfy the entitlement of participating members by issue of new shares or acquisition and transfer of existing shares.
- **Acquisition Price:** The method for determining the Acquisition Price under the DRP has been amended. As amended, the Acquisition Price is now based on the arithmetic average of the daily volume weighted average price during the Calculation Period, with the Calculation Period now increased to 8 trading days, commencing on the second trading day after the record date.
- **Discount:** The DRP has been amended to expressly permit the Directors the flexibility to introduce a discount to the Acquisition Price, should that be deemed appropriate in respect of any dividend payment.
- **Notice provisions:** The notice provisions have been streamlined, and the requirement for one month's notice of variations to the DRP be given to members has been deleted. As amended, the DRP allows notification of future variations to the DRP to be made by way of an ASX announcement (in which case the notice will be deemed to be given on the date it is given to ASX) or by post or electronic mail in accordance with the Company's constitution.

A copy of the amended DRP Rules and a Summary of the DRP are enclosed.

If you are an existing DRP participant, no action is required unless you wish to change your current participation.

If you wish to vary or terminate your current participation or are participating in the DRP for the first time, please complete the enclosed Notice form as appropriate and return it in the reply paid envelope supplied.

If you have any queries, please contact the Foster's Share Registry on 1300 134 708 within Australia or +61 3 9415 4022 if you are calling from outside Australia.

We look forward to your continued support of the Company.

Yours faithfully

Frank J Swan
Chairman

636181_0004MC

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

DIVIDEND REINVESTMENT PLAN RULES AS AT 4 NOVEMBER 2007

1 PARTICIPATION

Participation in the Foster's Group Limited Dividend Reinvestment Plan (the "**DRP**") is optional and except as noted below, is open to all members of Foster's Group Limited ("the **Company**") holding fully paid or partly paid ordinary shares in the capital of the Company.

The Directors have an overriding discretion to refuse to accept shares for participation in the DRP and to suspend or withdraw shares from participation:

(a) if they consider that the participation of those shares might prejudice the effective operation of the DRP or give rise to breaches of applicable laws by the Company or its officers or by the participants or their associates; or

(b) in respect of members who are resident in any country or jurisdiction other than Australia. Until the Directors otherwise determine, participation in the DRP is not available, directly or indirectly, to any entity or person (including any legal or beneficial owner of shares) who is in or is resident in the United States of America or Canada.

2 DEGREE OF PARTICIPATION

Participation in the DRP may be for all of the shares registered in the name of the member including all future acquisitions or for a number of shares specified in the notice of election (including bonus shares and shares issued under the DRP in respect of those shares).

In the event of a share disposal, those shareholders who participate in the DRP on a partial basis will be deemed to have disposed of their shares in the following order:

1 Shares not participating in the DRP;

2 Shares participating in the DRP.

Future acquisitions will participate in the DRP as follows:

(a) shares acquired through bonus issues in respect of shares participating in the DRP and shares issued under the DRP will participate in the DRP;

(b) where a shareholder participates in the DRP on a partial basis, no acquisitions other than those referred to in paragraph (a) will participate in the DRP;

(c) in the case of full participation in the DRP, all acquisitions will participate in the DRP;

(d) in the case of a partial election, cash dividends will be paid in respect of all other acquisitions. A new election form will need to be filled out before these acquisitions can participate in the DRP.

The Directors may at any time resolve that each member's participation in the DRP will be limited to a specified number of shares. The Directors will notify members of any such resolution.

3 METHOD OF PARTICIPATION

Subject to these Rules, notice of election, notice of withdrawal or notice of change in participation (a "**notice**") will become effective immediately upon receipt by the Company except when a notice is received after the record date for the determination of entitlements to a dividend but before payment of that dividend. In those circumstances, it shall be deemed to become effective immediately after payment of that dividend.

Notices shall be in such form and delivered in such manner as the Directors from time to time determine.

The Company's register of members on any date will be conclusive in determining participation and no responsibility will be taken for transfers that are not entered on, or removed from, the register prior to a notice becoming operative.

When a participant disposes of shares which participate in the DRP, those shares will automatically cease to participate in the DRP.

4 OPERATION OF THE DRP

In satisfying its obligations under the DRP, the Directors may, in their absolute discretion, determine whether shares are to be issued or purchased (whether on market or otherwise) or a combination of both.

The Company may create a trust (of which members who have elected to participate in the DRP are the beneficiaries) to acquire those shares and then transfer or cause the transfer of those shares to participating members.

The number of such shares to which each DRP participant is entitled shall be the nearest whole number to the value of the sum calculated by the formula:

$$\frac{(S \times D) - T}{C}$$

Where:

S is the number of shares which participate in the DRP registered in the name of the member as at the record date for the determination of the dividend entitlement (the "**participating shares**");

D is the amount of the ordinary dividend in cents per share to which the participating shares will be entitled;

C is the Acquisition Price, being the arithmetic average of the daily volume weighted average price of all fully paid ordinary shares in the capital of the Company sold on ASX Limited's automated trading system (excluding all Excluded Trades) during the Calculation Period, rounded to four decimal places (adjusted in such manner as the Directors consider appropriate to preserve equity between participants and non-participants in the DRP for the dividend, any bonus issue, rights issue or other distribution in which the shares to be issued will not participate and any other relevant fact, matter or thing), less a discount (if

DIVIDEND REINVESTMENT PLAN RULES (continued)

any) determined by the Directors from time to time in their absolute discretion; and

T is any withholding tax or other sum the Company is entitled to retain in relation to the dividend or the shares.

For the purposes of the above formula:

(a) "**Calculation Period**" means the period of eight trading days commencing on the second trading day after the record date, or such other period as the Directors may, in their absolute discretion, determine; and

(b) "**Excluded Trades**" means all off-market trades including but not limited to transactions defined in the ASX Market Rules as special crossing, crossings prior to the commencement of the open session state, portfolio special crossings, equity combinations, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over shares and any other trades that the Directors determine should be excluded on the basis that the trades are not fairly reflective of supply and demand.

Statements of holdings in relation to shares allotted under the DRP (or share certificates where applicable) will be sent to members as soon as practicable after the relevant dividend payment date. Shares allotted under the DRP will rank equally in all respects with the existing fully paid ordinary shares in the Company and will not be redeemable shares.

Shares allotted or transferred to participating members under the DRP will be issued on the register on which the member's holding is registered on the date of allotment. Where shares are held on more than one register, the shares will be issued on the first named register, as shown in the Company's register of members.

The DRP will operate only where dividends are declared in cash.

5 COST TO PARTICIPANTS

No brokerage, commission, stamp duty or other transaction costs will be payable by participants in respect of shares allotted or transferred under the DRP.

6 ASX LISTING

Application will be made by the Company for the shares allotted under the DRP to be listed for quotation on the official list of ASX Limited.

7 DEATH OF PARTICIPANT

The receipt by the Company of notice of death of a participant will not terminate participation in the DRP by that participant or any other participant with whom such participant has a joint participation. Notices for the purposes of a deceased shareholder's participation in the DRP may be given by persons authorised to act on behalf of a deceased person in accordance with the Company's Constitution.

8 VARIATION AND TERMINATION OF THE DRP

The Directors may vary the terms and conditions of the DRP as and when they consider it appropriate and may suspend or terminate the DRP when they consider it expedient. Written notice of a variation, suspension or termination of the DRP may be given to members of the Company using either or both of the following methods:

(a) by giving the notice to ASX Limited for release to the market (in which case the notice is taken to be given on the date on which it is first given to ASX); or

(b) by giving the notice to members in accordance with the provisions of the Constitution of the Company (in which case the notice is taken to be given in the manner specified in the Constitution).

An accidental omission to give a notice of variation, suspension or termination, or the non-receipt of any notice by any member of the Company will not invalidate the variation, suspension or termination the subject of such notice.

If the DRP is varied in accordance with this rule 8, each participant in the DRP will be taken to continue to participate in the DRP (as varied) unless and until the participant notifies the Company of its intention to change or withdraw its participation.

9 ELECTRONIC NOTICE

Where a participant in the DRP has elected to receive electronic communications from the Company, the Company may give any notice, including written notice required under the Rules by electronic means.

10 TRADING RULES

For so long as the Company remains admitted to the official list of ASX Limited, then despite anything else contained in these rules:

(a) if the ASX Listing Rules or the ASTC Settlement Rules ("**ASX Trading Rules**") prohibit an act being done by the Company, the act shall not be done;

(b) nothing contained in these rules prevents an act being done by the Company which the ASX Trading Rules requires to be done;

(c) if the ASX Trading Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the ASX Trading Rules require these rules to contain a provision and they do not contain that provision, these rules are taken to contain that provision;

(e) if the ASX Trading Rules require these rules not to contain a provision and they contain that provision, these rules are deemed not to contain that provision; and

(f) if any of these rules are or become inconsistent with the ASX Trading Rules, these rules are to be taken not to contain that provision to the extent of the inconsistency.

11 GENERAL

The Directors reserve the right to waive strict compliance with any of these rules.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

SUMMARY OF DIVIDEND REINVESTMENT PLAN AS AT 4 NOVEMBER 2007

The Foster's Group Limited Dividend Reinvestment Plan ("DRP") allows shareholders in Foster's Group Limited ("the Company") to elect to reinvest all or part of their dividends in fully paid ordinary shares in the Company.

Who can participate in the DRP?

(i) Generally
Participation in the DRP is optional, and is open to members of the Company who hold ordinary shares in the Company. The Directors of the Company have a discretion to refuse to accept certain shares for participation in the DRP:

- if the Directors believe such participation would prejudice the effective operation of the DRP or give rise to breaches of applicable laws by the Company, its officers or the participants; or
- in respect of any members who are resident in any country other than Australia.

(ii) USA/Canada residents
The Directors have determined that participation in the DRP will not currently be available to any entity or person who is in or is resident in the United States of America or Canada due to complexities posed by local securities laws. Before electing to participate in the DRP, shareholders resident in other overseas jurisdictions should seek professional advice to ascertain whether there are legal restrictions on their ability to participate in the DRP.

(iii) Employees
Under the Rules of the Company's Employee Share and Option Plan (the "ESP") which operated from 1995 until 2003, the Company provided loans to employees to assist them to acquire shares in the Company. Dividends payable on shares issued under the ESP must be applied towards paying off Plan Loans (as defined in the Rules of the ESP) in relation to such shares. Accordingly, shares issued under the ESP may not participate in the DRP until any Plan Loan in relation to such shares has been repaid in full.

Employees who hold shares under the Company's other employee share plans may generally participate in the DRP, although if the shares are held by a trustee, you may need to make arrangements with the plan trustee to arrange participation.

How does the DRP work?

Dividends otherwise payable on ordinary shares which participate in the Plan will be applied on the participating shareholders' behalf in acquiring further ordinary shares in the Company. The Directors may, in their discretion, determine whether such shares are to be issued, or purchased on market (or a combination of both methods). If any withholding tax is payable in respect of the dividend, or there is any other amount which the Company must retain (for example, if a shareholder does not quote a tax file number) these amounts will be deducted from the dividend available to subscribe for or acquire additional shares. Shares allotted under the DRP will rank equally in all respects with existing ordinary shares.

The number of shares issued to shareholders or acquired on market on behalf of members will be the nearest whole number to the value of the sum calculated in accordance with a formula set out in the DRP Rules. This formula is the amount of the dividend paid on your shares participating in the DRP (after any required deductions such as withholding tax for overseas resident members) divided by the price described below.

At what price will new shares be issued under the DRP?

The new shares will be issued at a price that is equal to the arithmetic average of the daily volume weighted average price of fully paid ordinary shares in the Company (excluding trades identified in the DRP Rules as "Excluded Trades") sold on ASX Limited's automated trading system during the eight trading days commencing on the second trading day after the record date for the dividend (or such other period as the Directors may determine), rounded to four decimal places and less any discount that the Directors may determine from time to time. The Directors have currently determined that no discount will be applied to the shares.

In the event that the Directors determine that the DRP shares will be acquired on market in whole or in part, the Company will fund the acquisition as necessary, so that participants will receive the same number of shares as if the shares had been issued at this price, regardless of the market price of the shares at the time of the acquisition.

No brokerage, commission, stamp duty or other transaction costs will be payable by participating shareholders in respect of shares issued or acquired under the DRP.

What do I have to do to participate in the DRP?

Eligible shareholders may elect to participate in the DRP in respect of all or a specified number only of their shares at any time by completing an election form and returning it to the Company.

Shareholders may also elect to vary the level of participation or withdraw from the DRP at any time by completing an election form and returning it to the Company. Participation in the DRP will commence with the first dividend payment after receipt of the election form provided that it is received by the Company on or before the record date for the dividend. An election by a shareholder to vary the level of participation or withdraw from the DRP will only be effective in relation to a forthcoming dividend if an election form is received by the Company on or before the record date for the dividend.

If I want to participate in the DRP do all my shares have to participate?

No. A shareholder can elect to participate in the DRP in respect of all shares registered in the name of the shareholder or a specified number of shares. If a shareholder elects to participate in the DRP in respect of a specified number of shares only, the dividend on the shares which do not participate in the DRP will be paid in cash.

What happens if I sell some of my shares?

If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder and subsequently sells a parcel of shares, those shares which do not participate in the DRP will be deemed to have been sold first.

What happens if I acquire more shares?

If a shareholder has elected to participate in the DRP in respect of all of the shares registered in the name of the shareholder, all additional shares acquired in the future will be deemed to participate in the DRP. If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder, shares acquired through a bonus issue in respect of the DRP shares, or shares issued or acquired under the DRP will also participate in the DRP, but cash dividends will be paid in respect of shares acquired in any other way. A new election form will need to be filled out before these shares can participate in the DRP.

How does the DRP affect my tax position?

Shareholders who elect to reinvest dividends under the DRP are taxed in Australia as though a cash dividend is paid to them and the dividend is then applied to acquire shares. Accordingly, participating shareholders who are individuals will be required to include the amount of the cash dividend which is applied to pay up the shares issued and any associated franking credits in their assessable income. The franking credits offset tax payable on the income of such shareholders.

For Capital Gains Tax purposes, shares issued or acquired under the DRP will have a cost base equal to the amount of the cash dividend entitlement which is reinvested. Shareholders may be subject to tax on disposal of the shares depending on the sale proceeds received and the cost base of the shares.

Tax laws relating to shareholders who are not individuals, not Australian residents, or who hold their shares other than for investment purposes are more complex. Any such shareholders should consult their own advisers regarding their Australian tax liability (and in the case of overseas shareholders, in the country where they are located).

The above comments regarding the taxation position of individual shareholders are necessarily general in nature and shareholders should seek and rely upon their own taxation advice. Shareholders should not rely on this outline for taxation purposes, and neither the Company nor any of its officers or advisers accepts any liability or responsibility for taxation liabilities of shareholders who elect to participate in the DRP.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.fostersgroup.com

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

A Notice of Variation

I/We elect to vary our participation in the Dividend Reinvestment Plan as follows:

☐ **FULL PARTICIPATION** - Including any further acquisitions

OR

☐ **PARTIAL PARTICIPATION** - Please specify the number of securities to participate in the DRP. ☐

☐ **TERMINATION** - If you wish to cancel your participation.

D I 0 1 3

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A **Notice of Variation**

Complete this section if you wish to vary your participation in the company's DRP.

If you wish to reinvest part of your securities in the company's DRP, please show the amount in figures of your securityholding that you wish to participate..

Please note that an election to participate fully in the Dividend Reinvestment Plan will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

To be effective this form must be received by the Record Date for that Dividend.

If you no longer wish to participate in the Company's DRP, mark the box on the front of this form with an 'X'.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

D1013

FGL

Please return the completed form to:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Computershare

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.fostersgroup.com

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

A Dividend Reinvestment Plan (DRP)

☐ ALL — Please mark this box with an 'X' if you wish all of your holding to participate in the company's DRP.

☐ PART — [ ] Show the number of securities you wish to participate in the company's DRP.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year: ___ / ___ / ___

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

DI001

How to complete this form

A Dividend Reinvestment Plan (DRP)

Complete this section if you wish to have your cash dividends reinvested in the form of more company securities.

If you wish to reinvest all of your securities in the company's DRP, please cross the box marked ALL.

If you wish to reinvest part of your securities in the company's DRP, please show the number of securities that you wish to participate.

Please note that an election to participate fully in the Dividend Reinvestment Plan will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

DI001

FGL

Please return the completed form to:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Board Changes"

Released: 26 September 2007

Pages: 6
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

26 September 2007

FOSTER'S BOARD CHANGES

Foster's Group Limited (Foster's) Chairman Frank Swan will retire from the Foster's Board after the Annual General Meeting on 31 October this year. Mr Swan joined Foster's Board in August 1996 and was appointed Chairman in October 1999.

Mr Swan will be succeeded as Chairman by David Crawford, a non-executive Director on the Foster's Board since 2001.

Non-executive Director Colin Carter, who is also a Director of Wesfarmers Limited, will retire from the Foster's Board effective 30 September 2007. Mr Carter's resignation from Foster's Board is a result of the proposed acquisition by Wesfarmers Limited of Foster's retail liquor customer, Coles Group Limited.

"Frank has made a significant contribution as Chairman through periods of major change and business transformation," said Foster's CEO, Trevor O'Hoy. "His guidance has helped to position Foster's well for the future. I wish to thank Frank personally for his wise counsel and support during my tenure as CEO."

"David has extensive experience both serving on, and chairing, Boards of major companies in areas as diverse as banking, construction and resources," said Chairman, Frank Swan. "David's appointment will ensure the Board has the leadership required to meet the challenges ahead."

"On behalf of the Board, I congratulate David on his pending appointment and thank Colin for his contribution," Mr Swan said.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

Rule 3.19A.2

Appendix 3Y

SEC FILE #82-1852

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS SOUTH SEA PEARL LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	IAN M MURCHISON
Date of last notice	16 MARCH 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or Indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	TENALGA PTY LTD as trustee for the I.M. Murchison superannuation fund
Date of change	25 September 2007
No. of securities held prior to change	690,000 Fully Paid Ordinary Shares
Class	Ordinary Shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,050

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	700,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

26 September 2007

+ See chapter 19 for defined terms.

END